# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Star Equity Holdings, Inc., CIK 0000707388
CUSIP: 85513Q301
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 53 FOREST AVENUE, SUITE 101, OLD GREENWICH, Connecticut (CT), 06870
Date of event which requires filing of this statement: 08/22/2025
Filed by CIK 0001548312
Persons authorized to receive notices and communications: JEFFREY E. EBERWEIN, 53 Forest Avenue, Suite 101, Old Greenwich, Connecticut (CT), 06870, 203-489-9500

## Reporting persons
- JEFFREY E. EBERWEIN (CIK 0001548312): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 0; sole dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Star Equity Holdings, Inc.
Address of issuer's principal executive offices: 53 FOREST AVENUE, SUITE 101, OLD GREENWICH, Connecticut (CT), 06870
Comment:
The following constitutes Amendment No. 11 (the "Amendment No. 11") to the Schedule 13D filed by the undersigned with the Securities Exchange Commission on December 20, 2021 and the amendments thereto. This Amendment No. 11 amends the Schedule 13D as specifically set forth herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby supplemented as follows:

On May 21, 2025, Star Equity Holdings, Inc. ("Star") entered into an Agreement and Plan of Merger, dated as of May 21, 2025 (the "Merger Agreement"), by and among Hudson Global, Inc. ("Hudson"), Star and HSON Merger Sub, Inc., a wholly owned subsidiary of Hudson ("Merger Sub"). Upon the terms and subject to the conditions of the Merger Agreement, on August 22, 2025, at the effective time of the Merger (the "Effective Time"), Merger Sub merged with and into Star, with Star continuing as the surviving corporation of the Merger, as a wholly owned subsidiary of Hudson.

Pursuant to the terms of the Merger Agreement, at the Effective Time, (i) each share of common stock of Star issued and outstanding immediately prior to the Effective Time (other than certain shares as set forth in the Merger Agreement) were automatically converted into the right to receive 0.23 shares of Hudson common stock and (ii) each share of preferred stock of Star issued and outstanding immediately prior to the Effective Time (other than certain shares set forth in the Merger Agreement) were automatically converted into the right to receive one (1) share of Hudson 10% Series A Cumulative Perpetual preferred stock ("Hudson Series A Preferred Stock"). No fractional shares of Hudson common stock were issued in the Merger, and Star stockholders became entitled to receive cash in lieu of fractional shares in accordance with the Merger Agreement.

As a result of the closing of the Merger, Star's Common Stock was delisted from Nasdaq and deregistered under the Securities Exchange Act of 1934.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Person is based upon 0 Shares outstanding as of August 22, 2025, which is the total number of Shares outstanding based on information provided by the Issuer to the Reporting Person.

As of the close of business on August 22, 2025, Mr. Eberwein beneficially owned 0 Shares .
Percentage: 0.0%
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: Except as described herein, the Reporting Person has not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Amendment No. 11.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on August 22, 2025.

## Signatures
- JEFFREY E. EBERWEIN: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein (08/22/2025)